FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

Back to Contents

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section,

–	Exhibit (d) is hereby amended by replacing the “Exchange Rate Information” section with the text on page 3 hereof under the caption “Exchange Rate Information,”

–	Exhibit (d) is hereby amended by adding the text under the captions “Rentenbank Preliminary Results for the Year Ended December 31, 2007” and “Management” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section, and

–	Exhibit (d) is hereby amended by replacing the section “Recent Developments — The Federal Republic of Germany” with the text on pages 5 - 8 hereof.

     This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     On January 25, 2008, the noon buying rate for cable transfers in New York City payable in euro was €1.00 = U.S.$ 1.4673.

EXCHANGE RATE INFORMATION

      We file reports with the SEC giving economic data expressed in euro.

     The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for 2003, 2004, 2005, 2006 and 2007, as reported by the Federal Reserve Bank of New York.

	Period
	End	Average(1)	High	Low

Year ended December 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended December 31, 2004	1.3538	1.2478	1.3625	1.1801
Year ended December 31, 2005	1.1842	1.2400	1.3476	1.1667
Year ended December 31, 2006	1.3197	1.2661	1.3327	1.1860
Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

     There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

Back to Contents

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2007
     The following information is derived from Rentenbank’s press release of January 23, 2008, announcing certain preliminary results for 2007. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2007. Consequently, the amounts discussed below could be subject to change as a result of the audit process. The financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, audited financial statements also in accordance with International Financial Reporting Standards. Rentenbank expects its final, audited financial statements for 2007 to be announced at a press conference and published in May 2008.

     According to preliminary, unaudited results, Rentenbank raised the equivalent of €11.2 billion in the domestic and international capital markets to refinance its medium and long-term lending in 2007 (as compared to €9.9 billion in 2006). The borrowing costs improved in virtually all currencies and maturity segments. The zero-risk weighting applicable to Rentenbank’s issuances for the first time in 2007 also had a positive impact. Issuances under the Euro Medium Term Note Programme amounted to €7.9 billion (as compared to €5.5 billion in 2006). The external funds raised during 2007 included U.S.$2.75 billion raised through global bond offerings registered with the Securities and Exchange Commission (as compared to U.S.$4.75 billion in 2006). Medium and long-term borrowing reached a total of €65.5 billion as of December 31, 2007, as compared to €67.5 billion as of December 31, 2006.

     Total assets as of December 31, 2007 increased by 7.1% to €88.8 billion, from €82.5 billion as of December 31, 2006. The amounts due from banks which account for 68.8% or €61.1 billion of total assets, as compared to €58.4 billion as of December 31, 2006, are particularly significant, because Rentenbank principally channels its promotional loans through other banks. Its securities portfolio also contributed to the growth in total assets in 2007, rising to €25.9 billion as of December 31, 2007 (as compared to €21.8 billion as of December 31, 2006).

     According to preliminary, unaudited results, in 2007, total capital amounted to €2.9 billion (compared to €2.8 billion in 2006), which includes subordinated liabilities in the amount of €1.0 billion (as compared to €1.1 billion in 2006). The core capital ratio (Tier I) and the total capital ratio amounted to 10.6% (as compared to 10.7% in 2006) and 16.5% (as compared to 16.8% in 2006), respectively, thereby remaining well above the regulatory requirements of 4% and 8%, respectively.

     According to preliminary, unaudited results, the total volume of promotional loans grew by 6.5% to €59.1 billion. The total volume of new lending (including rollovers and interest rate adjustments) reached €17.2 billion in 2007 (as compared to €14.5 billion in 2006), of which €7.0 billion was attributable to standard promotional loans for agriculture and rural areas as well as special loans and program loans (as compared to €6.9 billion in 2006), while €5.6 billion stemmed from rollovers (as compared to €4.4 billion in 2006). Growth in special loans and program loans was mainly spurred by the promotional loans granted for farm buildings and the purchase of land, but also by the growing demand for liquidity assistance loans. By contrast, the volume of promotional loans provided in the field of renewable energies continued to decline. The volume of new business in securitized lending amounted to €4.5 billion in 2007, as compared to €3.3 billion in 2006.

     According to preliminary, unaudited results, net interest income amounted to €238.7 million in 2007, as compared to €222.6 million in 2006. After deduction of administrative expenses, the Management Board expects an operating result (before risk provisions) of €201.2 million for 2007, compared to €185.2 million for 2006.

Management
     Dr. Uwe Zimpelmann retired from his post as spokesman of the Management Board effective September 30, 2007. Dr. Marcus Dahmen replaced Dr. Zimpelmann as the spokesman of the Management Board effective October 1, 2007. As a member of the Management Board, Dr. Dahmen is responsible for public relations and personnel and will, at a future date, also be responsible for promotional lending.

     Dr. Horst Reinhardt, since January 1, 2007 a deputy member of the Management Board responsible for treasury, became a full member of the Management Board effective October 1, 2007.

     As of October 1, 2007, Rentenbank’s Management Board consists of Dr. Marcus Dahmen, Mr. Hans Bernhardt, Mr. Hans Jürgen Ploog and Dr. Horst Reinhardt.

Back to Contents

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

REAL GROSS DOMESTIC PRODUCT (GDP)
(adjusted for price, seasonal and calendar effects)
	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

3rd quarter 2006	0.7%	3.2%
4th quarter 2006	1.0%	4.0%
1st quarter 2007	0.5%	3.6%
2nd quarter 2007	0.3%	2.5%
3rd quarter 2007	0.7%	2.5%

     Economic growth in the third quarter of 2007 was based on domestic factors, as capital formation in machinery and equipment and in construction increased compared to the second quarter of 2007. Economic growth in the third quarter of 2007 was also supported by a moderate increase in final consumption expenditure of households and non-profit institutions serving households. Unlike in the second quarter, the balance of exports and imports in the third quarter of 2007 did not contribute to growth, mainly reflecting a marked increase in imports.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2007, Press release, 22 November 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/11/PE07__471__811,templateId=renderPrint.psml).

     Overall, the German economy grew strongly in 2007. According to preliminary estimates of the Federal Statistical Office, GDP rose by 2.6% (adjusted for calendar effects) compared to the previous year. Economic growth was based on both foreign and domestic demand, with net exports contributing more to GDP growth than domestic demand. This development was driven primarily by a considerable increase in gross fixed capital formation in machinery and equipment. Final consumption expenditure also contributed to economic growth as a result of the positive effect of general government consumption.

Source: Statistisches Bundesamt, Robust growth of the German economy in 2007, Press Release, 15 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__015__811,templateId=renderPrint.psml).

Back to Contents

Inflation Rate

	INFLATION RATE
	(based on overall consumer price index)
	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%
May 2007	0.2%	1.9%
June 2007	0.1%	1.8%
July 2007	0.4%	1.9%
August 2007	-0.1%	1.9%
September 2007	0.1%	2.4%
October 2007	0.2%	2.4%
November 2007	0.5%	3.1%
December 2007	0.5%	2.8%

     On an annual average, the consumer price index for Germany rose by 2.2% in 2007 compared to 2006, representing the highest year-on-year price increase since 1994. In December 2007 and on an annual average in 2007, energy prices had an upward effect on the year-on-year price trend. Excluding energy products, the year-on-year rate of price increase on an annual average and in December 2007 would have been 1.9% and 2.2%, respectively. The year-on-year price increase was also due to considerable price rises for food in the second half of 2007, the introduction of tuition fees in some federal states beginning in April 2007 and increases in value-added tax and insurance tax at the beginning of 2007. The significant increase in the price index from November 2007 to December 2007 was mainly due to seasonal price increases.

Source: Statistisches Bundesamt, Consumer prices in 2007: +2.2% on 2006, Press Release, 16 January 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__016__611,templateId=renderPrint.psml).

Back to Contents

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages (2)	Seasonally adjusted percentages (3)

December 2006	-	9.0%
January 2007	9.1%	8.8%
February 2007	9.2%	8.7%
March 2007	8.9%	8.6%
April 2007	8.5%	8.5%
May 2007	8.3%	8.5%
June 2007	8.1%	8.4%
July 2007	8.2%	8.4%
August 2007	8.3%	8.3%
September 2007	7.9%	8.2%
October 2007	7.6%	8.1%
November 2007	7.9%	7.9%

(1)
Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)
Following the methodological change described in footnote (1), unadjusted results are available solely from January 2007, because the monthly trends in 2005 and 2006 were affected by unusual effects in connection with the introduction of the continuous labour force survey in Germany.

(3)
As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

      The number of employed persons increased by approximately 653,000 (+1.7%) in 2007 as compared to 2006. At the same time, the number of unemployed persons decreased by 641,000 (- 15.1%) in 2007 compared to 2006.

Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise_ _ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Con tent100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Con tent75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Fachserie 18, Reihe 1.1., 2007 (January 2008), Table 1.10.

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE
(balance in EUR billion)
Item	January to November 2007	January to November 2006

Foreign trade	+185.8	+148.2
Services	-21.6	-23.7
Factor income (net)	+21.8	+20.7
Current transfers	-30.8	-29.3
Supplementary trade items	-10.4	-17.2

Current account	+144.9	+98.7

Source: Statistisches Bundesamt, German exports in November 2007: +3.2% on November 2006, Press Release, 9 January 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__005__51,templateId=renderPrint.psml).

Back to Contents

Fiscal Maastricht Criteria

      In June 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 be terminated. The Ecofin Council determined that Germany’s deficit had been reduced in a credible and sustainable manner and also took into account further projected deficit reductions.

FISCAL MAASTRICHT CRITERIA
(in percent of nominal GDP, figures according to German Stability Programme, December 2007 Update)

Reference Period	General government balance	General government gross debt

2006	-1.6%	67.5%
2007	0%	65%

     According to preliminary estimates of the Federal Statistical Office, the general government budget was in balance in 2007 for the first time since 1989. This budgetary result was in line with the projection included in the December 2007 update of the German Stability Programme. According to the December 2007 update, Germany’s government debt is expected to amount to 65% of GDP in 2007 and is projected to fall below the EU’s 60% reference value in 2010.

Sources: Commission of the European Communities , Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=CELEX:52007SC0619:EN:HTML); Council of the European Union, 2804th Council meeting, Luxembourg, 5 June 2007, Press Release (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf); Bundesministerium der Finanzen, Erfolgreicher Haushaltsabschluss 2007 - Neuverschuldung des Bundes mit 14,3 Milliarden Euro auf dem niedrigsten Stand seit der Wiedervereinigung, Press Release, 15 January 2008 (http://www.bundesfinanzministerium.de/lang_de/DE/Aktuelles/Pressemitteilungen/2008/FP__2008/01/20081501__PM002.html); Source: Statistisches Bundesamt, Robust growth of the German economy in 2007, Press Release, 15 January 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/01/PE08__015__811,templateId=renderPrint.psml); Federal Ministry of Finance, German Stability Programme, December 2007 Update (http://www.bundesfinanzministerium.de/cln_04/nn_3790/DE/Aktuelles/073anl2,templateId=raw,property=publicationFile.pdf).

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 28th day of January, 2008.

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Dr. Horst Reinhardt
By:
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director,
Member of the Management Board

/s/ Martin Middendorf
By:
	Name:	Martin Middendorf
	Title:	Vice President